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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-12014.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Reports 3% Revenue Increase for Fourth Quarter 2004 dated February 9, 2005.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Reports 3% Revenue Increase for Fourth Quarter 2004

Wednesday February 9, 8:30 am ET

NEC Partnership and Teleknowledge Acquisition Position Company for Future Growth

RA'ANANA, Israel, Feb. 9 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for fourth quarter and fiscal 2004.

Revenues for the fourth quarter increased 3% to $2.58 million compared with $2.51 million for the fourth quarter of 2003. Revenues for fiscal 2004 were $9.41 million compared to $9.23 million for the prior year's period.

Eytan Bar, MTS President and Chief Executive Officer commented, "Our growth strategy is gaining traction and we are maintaining the sales momentum achieved in the third quarter. Furthermore, we negotiated several new agreements with customers in the U.S. and the Far East for both telecommunications management and customer care and billing solutions."

In November, the Company announced a product integration agreement with NEC Unified Solutions, Inc. (NEC), the market leader in converged and pure IP communications systems. NEC will integrate MTS' cutting-edge application suite with its state-of-the-art MA4000 communications management solution.

"MTS continues its plan to expand marketing channels through partnerships with market leading telecommunications solutions providers and integrators," stated Mr. Bar. "We look forward to launching these products with NEC in the global markets."

In December 2004, MTS completed the acquisition of certain assets and liabilities of TeleKnowledge, a leading provider of carrier-class billing & rating solutions. The integration of TeleKnowledge's superior and robust billing solution enables MTS to offer an end-to-end customer care and billing solution including Pre/Post paid billing, Web Self-care, Assets Management, Partner Management (Interconnect), Help Desk and Order Management modules.

"This acquisition builds upon the successful OEM relationship we had with TeleKnowledge and will enable MTS to further capitalize on opportunities in the service and content provider markets," said Mr. Bar.

Gross profit for the fourth quarter was $1.5 million compared to $2.1 million for the same period last year. Fiscal 2004 gross profit was $6.6 million compared to $7.4 million in 2003. The reduction in gross profit was a result of the costs associated with the integration of billing technologies into our first few VOIP billing implementations.

Fourth quarter research and development expenses were $0.8 million compared to $0.6 million in the fourth quarter of 2003. Research and development expenses for the year were $2.4 million (after $0.4 million R&D capitalization) compared to $1.8 million in 2003.

Selling and marketing expenses for the quarter increased to $2.0 million from $1.0 million in last year's period. 2004 selling and marketing expenses were $6.3 million compared to $3.9 million for the prior year.

Net loss for the quarter was $2.3 million compared to net income of $80,000 for the fourth quarter of 2003. Net loss for the fiscal year was $4.1 million or $(0.89) per share compared to net income of $87,000 or $0.02 per share for 2003.

"Our investments in product development and sales and marketing are yielding a sustainable sales trend," continued Mr. Bar. "In 2004, we added 27 people globally across our sales and newly established professional services division. We believe we now have the necessary infrastructure in place to drive market penetration. Our goal is to level off spending in line with revenue expansion."

MTS ended the quarter with approximately $4.9 million in cash and cash equivalents, including marketable securities.

"We believe MTS has a solid base for future growth," concluded Mr. Bar. "We have a robust product offering that is further complemented by the Teleknowledge acquisition. The increasing sales of our new product offering to the existing MTS installed base are very encouraging and we hope to further develop these customers. We will continue to expand our partner network and sales channels, as well. We look forward to leveraging these strengths in 2005 to deliver enhanced shareholder value."

The Company will conduct a teleconference to discuss results today, Wednesday, February 9, at 11:00 AM Eastern Time (18:00 Israel Time). To participate please dial 1-800-792-0846 from the US or Canada (toll free), 1-800-945-7877 from Israel (toll free), or 1-706-634-1485 from other locations approximately 5-10 minutes prior to the starting time. A replay of the call will be available from 2:00 PM ET on Wednesday, February 9, 2005, until 11:59 PM ET on Wednesday, February 16. To access the replay please dial 1-800-642-1687 from the US or Canada (toll free), 1-800-945-8731 from Israel (toll free), or 1-706-645-9291 from other locations and enter conference ID#3755458.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the Nasdaq SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company:                                  Investor Relations:
     Ori Shachar, Corporate COO & CFO          Rachel Levine
     MTS - MER Telemanagement Solutions, Ltd.  The Anne McBride Company, Inc.
     Tel: +972-9-762-1733                      Tel : 212-983-1702 ext. 207
     Email: Ori.Shachar@mtsint.com             E-mail: rlevine@annemcbride.com




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    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands

                                                              December 31,
                                                            2003        2004

    ASSETS

    CURRENT ASSETS:
      Cash and cash equivalents                           $8,684      $3,814
      Marketable securities                                1,644       1,057
      Trade receivables (net of allowance for doubtful
       accounts of $350 and $370 as of December 31,
       2003 and 2004, respectively)                        1,391       1,348
      Other accounts receivable and prepaid expenses         566         391
      Inventories                                            193         178

    Total current assets                                  12,478       6,788

    LONG-TERM INVESTMENTS:
      Investments in an affiliate                          1,859       2,119
      Long-term loans, net of current maturities              95          45
      Severance pay fund                                     564         535
      Other investments                                      368         373

    Total long-term investments                            2,886       3,072

    PROPERTY AND EQUIPMENT, NET                              482         581

    OTHER ASSETS:
      Goodwill                                             2,025       3,415
      Other intangible assets, net                           206       1,394
      Deferred income taxes                                  105          73

    Total other assets                                     2,336       4,882

    Total assets                                         $18,182     $15,323


The accompanying notes are an integral part of the consolidated financial statements.



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    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands (except share data)

                                                              December 31,
                                                            2003        2004
      LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:

      Current maturities of long-term loans              $     8     $     -
      Trade payables                                         393         719
      Accrued expenses and other liabilities               1,421       2,042
      Deferred revenues                                    1,219       1,254

    Total current liabilities                              3,041       4,015

    LONG-TERM LIABILITIES:
    Accrued severance pay                                    677         651

    Total long-term liabilities                              677         651

    COMMITMENTS AND CONTINGENT LIABILITIES

    SHAREHOLDERS' EQUITY:
      Share capital -
       Ordinary shares of NIS 0.01 par value -
        Authorized: 12,000,000 shares as of
        December 31, 2003 and 2004; Issued:
        4,631,471 and 4,648,804 shares as of
        December 31, 2003 and 2004, respectively;
        Outstanding: 4,624,471 and 4,638,004
        shares as of December 31, 2003 and 2004,
        respectively                                          14          14
    Additional paid-in capital                            12,603      12,671
    Treasury shares (7,000 and 10,800 shares as of
     December 31, 2003 and 2004, respectively)               (20)        (29)
    Accumulated other comprehensive income                    87         348
    Retained earnings (Accumulated deficit)                1,780      (2,347)

    Total shareholders' equity                            14,464      10,657

    Total liabilities and shareholders' equity           $18,182     $15,323


The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands (except share and per share data)

                                                   Year ended December 31,
                                                 2002        2003       2004

    Revenues                                   $9,787      $9,230     $9,413

    Cost of revenues                            1,896       1,849      2,814

    Gross profit                                7,891       7,381      6,599

    Operating expenses:
      Research and development, net             2,127       1,825      2,362
      Selling and marketing                     3,954       3,916      6,300
      General and administrative                1,858       1,830      2,101

    Total operating expenses                    7,939       7,571     10,763

    Operating loss                                (48)       (190)    (4,164)
    Financial income, net                         134         124         78
    Other income (expenses), net                 (140)          6          -

    Loss before taxes on income                   (54)        (60)    (4,086)
    Taxes on income                                52         198        266

                                                 (106)       (258)    (4,352)
    Equity in earnings of affiliate               236         345        225

    Net income (loss)                            $130         $87    $(4,127)

    Net earnings (loss) per share:
    Basic net earnings (loss) per ordinary
     share                                      $0.03       $0.02     $(0.89)

    Diluted net earnings (loss) per
     ordinary share                             $0.03       $0.02     $(0.89)

    Weighted average number of ordinary
     shares used in computing basic net
     earnings (loss) per share              4,709,796   4,617,099  4,634,413

    Weighted average number of ordinary
     shares used in computing diluted net
     earnings (loss) per share              4,709,796   4,628,249  4,634,413


The accompanying notes are an integral part of the consolidated financial statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    SIGNIFICANT EVENTS

    NOTE 1:-  TAX AUTHORITIES DEMAND

              In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997 - 1999, in the amount of approximately NIS 6,000 thousand ($ 1,350 thousand).

              The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, the company provided a provision in the amount of $464 thousand, based on the current evidence and on the basis of the said opinion of its tax consultants, which in the opinion of company is an adequate provision.

   NOTE 2:-   TELEKNOWLEDGE ACQUISITION

              On December 30, 2004, the Company and Teleknowledge Group Ltd. ("Teleknowledge") consummated an Assets Purchase Agreement (the "Agreement"). Under the terms of the Agreement, the Company agreed to acquire certain assets and liabilities of Teleknowledge for the following consideration:

          1. An initial consideration of $2,374 thousand in cash (including adjustment to the initial consideration in the amount of Teleknowledge's account receivables net of deferred revenues, as of December 29, 2004).

          2. Additional contingent consideration of up to an amount of $3,650 thousand based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other Teleknowledge revenues), over a period of 3 years. In addition, the Company incurred costs totaling $71 thousand.

              The acquisition was accounted for under the purchase method of accounting ("FASB 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

              Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to assets, as follows:

                                                     U.S. dollars in thousands
    Trade receivables                                                   $100
    Property and equipment, net                                           40
    Intangible assets:
      Developed technology (four-year useful life)                       690
      Customer base (six-year useful life)                               300
      Goodwill                                                         1,391
    Total assets acquired                                              2,521
    Liabilities assumed:
      Deferred revenues                                                  (76)
    Total liabilities assumed                                            (76)

    Net assets acquired                                               $2,445







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  February 9, 2005